SILVERCREST METALS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 15, 2023

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of SilverCrest Metals Inc. (the "Company") will be held at 11:00 a.m. (Vancouver time) at Suite 501, 570 Granville Street, Vancouver, British Columbia on Thursday, June 15, 2023 for the following purposes:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2022 and the report of the auditor on those statements;

2. to fix the number of directors at seven (7) and to elect seven (7) directors of the Company to hold office until the close of the next annual general meeting;

3. to appoint an auditor of the Company to serve until the close of the next annual general meeting; and

4. to consider, and if deemed appropriate, approve a non-binding advisory resolution to accept the Company's approach to executive compensation (say on pay) as more particularly described in the management information circular ("Information Circular"); and

5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying Information Circular.

The Company is using the notice and access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of its Information Circular to its shareholders for the Meeting.  Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

The Information Circular and other Meeting materials will be available on the Company's website at http://www.silvercrestmetals.com/investors/agm/ as of May 4, 2023 and will remain on the website for one full year thereafter.  Meeting materials are also available upon request, without charge, by email at info@silvercrestmetals.com  or by calling toll free at 1-866-691-1730 (Canada and U.S.A.) or at +1-604-694-1730, or can be accessed online on SEDAR at www.sedar.com, as of May 4, 2023.

Only shareholders of record at the close of business on April 21, 2023 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on June 13, 2023 or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy from. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 28th day of April, 2023.

BY ORDER OF THE BOARD

"N. Eric Fier"

N. ERIC FIER
Chief Executive Officer